Filed by Chicago Mercantile Exchange Holdings Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: Chicago Mercantile Exchange Holdings Inc.
                                              Commission File No. 333-66988


The following communications contain certain forward-looking statements. References made in the following are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.


The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by Chicago Mercantile Exchange Inc. with the U.S. Securities and Exchange Commission, including Chicago Mercantile Exchange Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.


                                 * * * * *

The following letter was distributed to the shareholders of Chicago Mercantile Exchange Inc. on August 9, 2001.



                               August 9, 2001


To All Shareholders:

For your information, this week we filed a registration statement - also known as an S-4 - with the Securities and Exchange Commission. The statement, pertaining to the holding company proposal we announced to you in late June, is a public document that will soon be available at the SEC Web site, www.sec.gov.

The registration statement that has been filed is subject to changes made by us or suggested by the SEC. After the SEC has declared it effective, we will set a date for a special meeting and mail the final version of the registration statement to you. At the special meeting, you will be asked to vote on the proposals described in the final version of the registration statement.

There will be ample opportunity for us to address any questions you may have after the final version of the registration statement is mailed to you. In the meantime, we ask that you hold any questions until the final document is available.

Thank you.


Scott Gordon                        Jim McNulty
Chairman                            President and Chief Executive Officer


We have filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the holding company transactions with the SEC. The Registration Statement has not yet become effective, which means it is not yet final. Shareholders are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the holding company transactions, when it is finalized and distributed to shareholders, as well as the other documents which the Chicago Mercantile Exchange Inc. or Chicago Mercantile Exchange Holdings Inc. has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Shareholders may obtain a free copy of the final prospectus, when it becomes available, and other documents we file at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.